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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35587

8-41796

SEC MAIL PROCESSING RECEIVED MAR 20 2002 360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.F. Tate & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Cambridge Drive - Suite B
(No. and Street)

Aberdeen	New Jersey	07747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Hanney — (732) 765-0014
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil Westerduin, CPA
(Name — *if individual, state last, first, middle name*)

26 Metro Vista Drive	Hawthorne	New Jersey	07506
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert J. Hanney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of

December 31, ~~19~~x 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

3/19/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.F. TATE & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Neil Westerduin
Certified Public Accountant
26 Metrovista Drive
Hawthorne, NJ 07506
Tel. (973) 427-6670 Fax (973) 427-3342

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To The Board of Directors of
G.F. Tate & Company, Inc.
20 Cambridge Drive
Aberdeen, New Jersey 07747

I have audited the accompanying statement of financial condition of G.F. Tate & Company, Inc., as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.F. Tate & Company, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil Westerd

Neil Westerduin, CPA

Hawthorne, New Jersey
January 16, 2002

G.F. TATE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets		
Cash	$ 6,789	
Miscellaneous receivable	3,619	
Due from affiliate	31,716	
Total current assets		$42,124
Other Assets		
Security deposit		15,000
Total Assets		$57,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses		$ 393
Stockholders' Equity		
Capital stock	$ 100	
Paid-in capital	25,361	
Retained earnings	31,270	
Total stockholders' equity		56,731
Total Liabilities and Stockholders' Equity		$57,124

See accountant's opinion and notes to financial statements.

G.F. TATE & COMPANY, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2001

Income		
Commission income	$155,848	
Interest	528	
Total income		$156,376
Operating Expenses		
Commissions	30,907	
Clearing expenses	42,101	
Management fees	77,000	
Fees and licenses	3,925	
Miscellaneous	955	
Total operating expenses		154,888
Income before provision for State and Federal income tax		1,488
Provision for State and Federal income tax		393
Net income		1,095
Retained earnings - beginning		30,175
Retained earnings - ending		$ 31,270

See accountant's opinion and notes to financial statements.

G.F. TATE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	*Paid-in Capital*	*Retained Earnings*	*Total*
Shareholders' equity January 1, 2001	$100	$25,361	$30,175	$55,636
Net income	-	-	1,095	1,095
Shareholders' equity December 31, 2001	$100	$25,361	$31,270	$56,731

See accountant's opinion and notes to financial statements.

G.F. TATE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 1,095
Changes in assets and liabilities:		
Increase in miscellaneous receivable	($3,619)	
Decrease in amount due clearing house	(6,725)	
Decrease in accrued expenses	(6,111)	(16,455)
Net cash used by operating activities		(15,360)
Cash flows from investing activities:		
Decrease in loan to affiliate		14,051
Net decrease in cash		(1,309)
Cash at beginning of year		8,098
Cash at end of year		$ 6,789

Supplemental Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 4,875

See accountant's opinion and notes to financial statements.

G.F. TATE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

DESCRIPTION OF BUSINESS

G.F. Tate & Company, Inc. is a broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and Securities Investor Protection Corporation (SIPC). Their place of business is located at 20 Cambridge Drive, Aberdeen, New Jersey 07747.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"), which require management to use its judgment in making certain estimates. Actual results may differ.

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and expenses relating to customer securities transactions are recorded on a trade date basis.

The presentation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company maintains cash balances at Chase Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2001, all the monies held by Chase Bank were insured.

RELATED PARTY TRANSACTIONS

GFRB, Inc. performs all the administrative duties for G.F. Tate & Company, Inc. The Company pays GFRB, Inc. a management fee to cover these expenses. G.F. Tate & Company, Inc. paid $77,000 for these services for the year ended December 31, 2001. There is an amount due from GFRB, Inc. in the amount of $31,716, for a working capital loan.

CAPITAL STOCK

The authorized, issued and outstanding shares of capital stock at December 31, 2001, were as follows:

Common stock, without par value, authorized, issued and outstanding 200 shares.

NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements, as defined equal to the greater of one-fifteenth of aggregated indebtedness, as defined, or $5,000. At December 31, 2001, the Company had net capital of approximately $25,015, which exceeded the minimum requirement by approximately $20,015.

INCOME TAXES

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *"Accounting for Income Taxes"*.

The income tax provision of $393 represents current federal taxes of $193 and state taxes of $200.

CUSTOMER TRANSACTIONS

As an introducing broker, the Company has its customers' securities transactions cleared by a clearing broker pursuant to a clearance agreement.

While the Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the customer accounts introduced by the Company, the clearing broker maintains the responsibility of margining such accounts and determining adequate collateralization.

G.F. TATE & COMPANY, INC.

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

Total Assets	$57,124
Less: Liabilities	393
Net Worth and Tentative Capital	56,731
Less: Non-Allowable Assets	(31,716)
Current Capital	25,015
Less: Haircuts	-
Adjusted net capital	$25,015
Percentage of aggregate indebtedness to net capital	1.57%

There are no material differences between the adjusted net capital as reported on this exhibit and the net capital reported on Part IIA of the Focus Report (form X-17a-5)

See accountant's opinion.

Neil Westerduin
Certified Public Accountant
26 Metrovista Drive
Hawthorne, NJ 07506
Tel. (973) 427-6670 Fax (973) 427-3342

SCHEDULE II

To The Board of Directors of
G.F. Tate & Company, Inc.
20 Cambridge Drive
Aberdeen, New Jersey 07747

In planning and performing my audit of the financial statements of G.F. Tate & Company, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matter involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management of G.F. Tate & Company, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Neil Westerduin, CPA

Neil Westerduin, CPA

Hawthorne, New Jersey
January 16, 2002